Exhibit 99.1

ELBIT IMAGING ANNOUNCES AGGREGATE SALES OF 60,087,537 ELBIT MEDICAL SHARES UNDER
THE SHARE PURCHASE AGREEMENT WITH EXIGENT WHICH HAS NOW EXPIRED

Tel Aviv, Israel, November 29, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its press releases dated August 8, 2018, September 6, 2018, November 8, 2018, November 21, 2018 and November 28, 2018, that under the share purchase agreement (the “Agreement”) with an affiliate of Exigent Capital Group (the “Purchaser”), the Company has sold a total of 60,087,537 Elbit Medical shares, constituting approximately 26% of Elbit Medical’s issued and outstanding share capital, at a price per share of NIS 0.96, and total consideration of US$ 15,548,275. The period for making purchases under the agreement has expired.

The Company currently holds approximately 63% of Elbit Medical’s issued and outstanding share capital.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com